82-2850

White Knight Resources Ltd.

04036721

NEWS RELEASE

Drilling Commences at Slaven Canyon Project, Cortez Trend, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
August 25, 2004

The Company announces that it has commenced drilling on its 100% owned Slaven Canyon project located in the northern Cortez Trend, Lander County, Nevada. The program is planned to entail 10,000 feet of drilling.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com